CONSULTING AGREEMENT

This Consulting Agreement (the “Agreement”) is made effective as of Effective Date (as set forth in Exhibit A attached hereto) by and between SpotitEarly Inc., a company incorporated under the law of Delaware (the “Company”) and Consultant and (as such terms are defined in Exhibit A attached hereto). The Company and the Consultant each a “Party” and collectively, the “Parties”.

R E C I T A L S

WHEREAS, Consultant represents that it/he/she possess the required experience, resources, ability and skills relating to the Company’s business to render the Services (described herein) to the Company, and the Consultant has been and is in the business of providing such services as an independent service provider;

WHEREAS, Company wishes to engage the Consultant to provide the Services and deliver the works, deliverables, designs and other materials and work product the Consultant creates or develops in furtherance of the performance of the Services, (collectively, the “Deliverables”);

WHEREAS, Consultant is and wishes to engage Company to provide the Services as an independent, non-exclusive, service provider with no employment relationship with the Company for the compensation and otherwise in accordance with the terms and conditions contained in this Agreement;

NOW THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, accepted and agreed to, the Company and the Consultant, intending to be legally bound, agree to the terms set forth below.

Section 1. The Services

1.1During the Term (as defined below), the Consultant will perform such Services, as set forth in Exhibit A attached hereto and incorporated herein by reference, and such other services as may be agreed upon between the Company and the Consultant from time to time (the “Services”).

1.2Consultant shall not subcontract or otherwise delegate performance of any Services without the Company’s prior written consent.

Section 2. Compensation and Payment

2.1Services Fees.  Subject to and in consideration for the Services and fulfillment of all Consultant’s duties and obligations hereunder, the Company shall pay the Consultant the Compensation, all subject to and as set forth in Exhibit A attached hereto (the “Compensation”). The Parties hereto confirm that the Compensation set forth in Exhibit A form the sole, exclusive and complete consideration for all the Consultant’s undertakings and Services under this Agreement and Consultant shall not be entitled to any other compensation, consideration, fee, commission, benefit, bonus, equity, reimbursement and/or payment of any sort in addition to the Compensation as explicitly stipulated in this Exhibit A.

2.2Taxes. It is explicitly agreed between the parties that, unless provided otherwise in Exhibit A attached hereto, any and all taxes, duties, fees, governmental or municipal fees or charges and/or other impositions that may be levied pursuant to any applicable law upon the Consultant with regards to the provision of the Services under this Agreement, including, but not limited to, Income Tax, shall be borne solely by the Consultant, and the amounts of the aforesaid payments shall be deemed to have been included in the Compensation and the Consultant shall indemnify the Company in the event the Company is required to pay any such taxes on behalf of the Consultant. In the event that pursuant to any law or regulation, tax is required to be withheld at source from any payment made to Consultant, the Company shall withhold said tax at the rate set forth in the certification issued by the applicable tax authority at the rate determined by said law or regulation. Consultant shall indemnify the Company in the event the Company is required to pay any such taxes on behalf of the Consultant.

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Section 3. Term and Termination

3.1Term. This Agreement is effective as of the Effective Date and shall remain in full force for the Term (as defined in Exhibit A attached hereto, unless terminated earlier pursuant to the terms herein. The Agreement may be terminated by either party for any reason by delivery of a 90-day prior written notice to the other party (the “Notice Period”). During the Notice Period, the Company will have the sole and absolute discretion to decide whether or not the Consultant shall provide the Services.

3.2Termination for Default. The Company may terminate this Agreement immediately by giving the Consultant a written notice of termination if (a) the Consultant commit a material breach of or default under this Agreement that is not cured within seven (7) days from delivery by Company of a written notice of the breach or default, (b) any proceeding, plan or other action for the bankruptcy, rearrangement, reorganization, insolvency, dissolution or liquidation of the other party is filed, adopted, commenced or threatened, (c) the Consultant (i) breach any of the terms or conditions of Section 5 of this Agreement (including Exhibit B attached hereto), or (ii) engage in willful misconduct or act in bad faith or commit a criminal offense, or perpetrate a common law fraud against the Company.

3.3Effect of Termination.  Upon termination of this Agreement, the following will apply: (i) the Company will pay to Consultant Compensation until the date of termination of this Agreement, all in accordance to the terms and conditions herein (including Exhibit A attached hereto); and (ii) the Parties’ respective rights and obligations under Sections 2.2, 3, 4, 5 and 6 will survive, as well as any rights, obligations and duties which by their nature extend beyond, the expiration or termination of this Agreement (however so terminated).

Section 4.

4.1Relationship of the Parties.

4.1.1 The Consultant shall at all times act as an independent contractor, and shall not be, and/or claim to be, an employee of the Company. Consultant warrants that it is aware that this Agreement is only an agreement for the provision of services on a strictly contractual basis and does not create employer-employee relations between Consultant and the Company and does not confer upon Consultant any rights, except for those set forth herein explicitly. The Consultant shall attend to any payments imposed upon Consultant as an independent contractor, and it shall be solely responsible in respect thereof. Without prejudice to the generality of the aforesaid, it is hereby agreed that Consultant shall not be entitled to receive from the Company any form of severance pay and/or any other payment and/or other consideration deriving from employer-employee relations and/or the termination thereof.

4.2.2  Consultant undertakes that it and/or anyone on its behalf shall claim, demand, sue or bring any cause of action against the Company in connection with alleged employer-employee relations between it and the Company, and/or in the event that for any reason whatsoever, a competent authority, including a judicial body, shall determine that the Consultant was, or is, the Company’s employee, Consultant shall indemnify the Company upon its first demand for any expense that may be occasioned to it in respect of, or in connection with any of the aforesaid in the Section, including advocates’ professional fees.

4.2Representations; Warranties; Covenants.

4.2.1In performance of the Services and this Agreement, the Consultant shall comply with all applicable laws and shall have at all times during the performance of the Services, all necessary rights, authorizations, or licenses to perform such Services. The Consultant shall immediately and without delay inform the Company of any affairs and/or matters that might constitute a conflict of interest with the Consultant’s position and/or engagement with the Company and/or the interests of the Company and/or of the Company's clients. The Consultant represents and warrants that this Agreement and the performance of the Services, and the Consultant’s other obligations under this Agreement  (i) do not and will not constitute or cause any breach, default or violation of any other consulting, nondisclosure, confidentiality or other agreement to which the Consultant is party to or subject to; (ii) do not require the consent of any person or

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entity, and to the extent required, Consultant has or shall obtain the consent or waiver, with respect to the Services provided hereunder, from any person, entity academic or institution with which Consultant engages; (iii) do not and will not violate any policies or procedures of any other person or entity with which its engaged with in concurrently with those performed herein; (iv) will be performed with promptness and diligence and will be executed by the Consultant, which is fully familiar with the requirements for such Services in a workmanlike manner, in accordance with the practices and standards used in professional well-managed operations performing similar services; (v) the Services and the Company Intellectual Property (as defined in Exhibit B) assigned and transferred to Company under this Agreement shall be original works of Consultant and shall not and will not infringe, misappropriate or violate any patent, copyright, trade secret, trademark or other intellectual property right of any third party; (vi) there is no restriction or limitation which may prevent Consultant from fulfilling his obligations under this Agreement including assignment of the Company Intellectual Property to the Company; (vii) Consultant shall not use the time, resources, facilities, or funds of any third party, including any academic institution in connection with performing the Services; and (viii) the Services and Deliverables to be provided hereunder are, and shall remain, outside of any of the Consultant’s other engagement and/or Consultant’s area of research at any academic institution, if relevant.

4.3Indemnification. The Consultant agrees to indemnify, defend and hold harmless the Company and its affiliates, from and against any and all damages, expenses (including, without limitation, reasonable attorneys’ fees), liabilities, claims, including from third parties, relating to (a) an employer - employee relationship between such the Company and Consultant; (b) any claim that any Services and/or Deliverables, or any part thereof, furnished hereunder by Consultant or the use thereof constitutes an infringement upon any copyright, patent, trademark, trade secret and/or other intellectual property right, any claim relating to misuse, or misappropriation of third party’s intellectual property rights or claims relating to violation of privacy.

Section 5. Proprietary Information and Inventions Agreement.

5.1Consultant hereby acknowledges and confirms that this Agreement includes, among other things, the NON-COMPETITION, PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT, attached hereto as Exhibit B (the “PIIA”), which PIIA is incorporated herein by reference as part of this Agreement.

5.2By virtue of signing this Agreement, the Consultant hereby agrees, confirms and acknowledges its/his/her consent to all terms and conditions of PIIA attached hereto as Exhibit B.

5.3The Consultant agrees that any breach of this Section 5 or any of the provisions of the PIIA by Consultant would cause irreparable damage to the Company and that, in the event of such breach, the Company shall have, in addition to all remedies of law, the right to an injunction, specific performance or other equitable relief to prevent the violation or threatened violation of Consultant's obligations hereunder.

Section 6. Miscellaneous

6.1Notices.  Any notices or other communications required hereunder shall be in writing and shall be deemed given when delivered in person or by email to the party email address as specified below, or to such other addresses of which a party shall have notified the others in accordance with the provisions of this Section 6.1, and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b), if sent by email (with electronic confirmation of receipt) on the recipient’s next business day. The email address of each Party for notice is set forth in Exhibit A attached hereto.

6.2Non-waiver.  The failure of a Party hereto to insist upon or enforce strict performance of any provision of this Agreement or to exercise any of its rights or remedies under this Agreement will not be interpreted or construed as a waiver or relinquishment to any extent of such party’s rights to assert or rely on any such provision, right or remedy in that or any other instance; rather, the same will be and remain in full force and effect.  All waivers by a party hereto shall be in writing.

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6.3Severability.  In case any one or more of the provisions (or parts of a provision) in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision (or part of a provision) of this Agreement; and this Agreement shall, to the fullest extent lawful, be reformed and construed as if such invalid or illegal or unenforceable provision (or part of a provision), had never been contained herein, and such provision (or part of the provision) reformed so that it would be valid, legal and enforceable to the maximum extent possible. Without limiting the foregoing, if any provision (or part of provision) contained in this Agreement shall for any reason be held to be excessively broad as to duration, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the fullest extent compatible with then existing applicable law.

6.4Assignment.  The Consultant will not (by contract, operation of law or otherwise) assign this Agreement or any right or interest in this Agreement without the prior written consent of the Company.

6.5Governing Law; Venue and Jurisdiction.  This Agreement shall be governed by, and construed and enforced in accordance with, the laws of New Jersey without giving effect to principles of conflicts of law and the courts of NJ, District of New Jersey, shall have exclusive jurisdiction over the parties hereto and subject matter hereof.

6.6Amendments.  This Agreement may be amended or modified, in whole or in part, only by an instrument in writing signed by all parties hereto.

6.7Entire Agreement.  This Agreement sets forth the entire agreement, and supersedes any and all prior agreements, of the parties with respect to the Services performed or to be performed by the Consultant hereunder.

6.8Public Disclosures. The Consultant is hereby granting the Company permission to mention the Consultant’s name as consultants to the Company. Other than specifically agreed in writing between the Parties or required by applicable law or court order, neither Party hereto shall disclose the terms of this Agreement, notwithstanding the aforementioned the Company may disclose any information related to the Consultant, as the Company shall deem necessary and reasonable for business purposes or to pursue the Company business interests and in any due diligence process in the future.

6.9Legal Authority.  Each Party represents and warrants that it has the necessary legal authority to enter into this Agreement and to fulfill and perform each covenant and obligation imposed by this Agreement and that this Agreement, when executed by the duly authorized representative of each Party, represents a valid, binding and enforceable legal obligation of the party.

6.10Headings; Interpretation. Headings and subheadings are for convenience only and shall not be deemed to be a part of this Agreement. The preamble, exhibits and schedules to this Agreement constitute an integral part hereof. Words in the singular shall include the plural and vice versa; words in the masculine shall include the feminine and vice versa; and reference to a person shall also include corporate bodies and other legal entities.

6.11Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts by facsimile transmission or by electronic delivery in pdf format or the like, and all of which together shall constitute one instrument.

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IN WITNESS WHEREOF, the parties have duly executed this Agreement including Exhibit A and Exhibit B attached hereto as of the date first set forth above.

SpotitEarly Inc.		Consultant

Name:	_____________	Name:	Shlomi Madar

Title:	_____________	Signature:	/s/ Shlomi Madar

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Exhibit A

to the Consulting Agreement by and between SpotitEarly Inc. and Consultant (the “Agreement”)

Consultant: Shlomi Madar

A.Effective Date: January 1st, 2025

B.Term of the Agreement: Unlimited until either party terminates the agreement by, subject to Section 3 of the Agreement.

C.Description of Services: The Consultant shall provide the Company with Professional CEO services (the “Services”). The Consultant agrees to devote their full professional time, attention, and ability exclusively to the services under this Agreement. (the “Scope of Services”).

D.Compensation: In consideration of the provision of the Services, the Company shall pay the Consultant, in accordance with and subject to the terms and conditions of the Agreement (including this Exhibit A) the following compensation:

●Monthly Fee: a monthly fee of US$22,333     (the “Monthly Fee”).  The Company will pay the Monthly Fee properly due and payable under each of the Consultant's valid invoices issued in accordance with applicable law, within fifteen (15) days after the invoice was received by the Company, unless there is a dispute that is not resolved within that period, in which case payment will be due ten (10) business days after the dispute is resolved.

●Options: The Company shall recommend to its Board of Directors (the “Board”) to grant Consultant options to purchase such number of shares of common stock of the Company as follows, all subject to the approval of the Board and to Consultant’s continuous Service to the Company throughout each such vesting period:

1.The Company shall recommend to its Board to grant Consultant options to purchase up to 168,849 shares of common stock of the Company (the “Options”). The Options shall vest over four (4) years as follows: (i) 25% of the Options shall become vested and exercisable upon the lapse of one (1) year from the Effective Date (the “First Anniversary”), and (ii) thereafter, the remaining Options shall vest on a monthly basis over a period of three (3) years commencing on the First Anniversary, in each case, subject to Consultant’s continuous Service to the Company throughout each such vesting period.

2.In consideration of the provision of the Services for the Company per the terms and conditions of the Agreement subsequent to June 2027 (the “Conditioned Date”), and provided that no notice of termination of the engagement was provided by either party prior to the Conditioned date, the Company shall recommend to its Board to grant Consultant additional options to purchase up to 99,219 Ordinary Shares of the Company (the “Additional Options”), all subject to the approval of the Board. In case of granting Additional Options, the vesting schedule of the Additional Options shall be similar to the vesting schedule of the Options as described above in Sub-Section (1) above, with the required changes of the date of the First Anniversary and the vesting dates in accordance, such that the vesting commencement date of the Additional Options shall be the Conditioned Date (and the vesting shall be over a period of 4 years thereof, subject to Consultant’s continuous Service to the Company throughout each such vesting period).

3.All the terms and conditions of the Options and/or the Additional Options, including without limitation, the vesting schedule and exercise price, shall be subject to the approval of the Board and shall be subject to all other terms and conditions of an applicable equity incentive plan to be adopted by the Company (the “Plan”) and grant letters to be executed by Consultant. Consultant acknowledges that in connection with the grant of the Options and/or the Additional

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Options, Consultant shall be required to and hereby agrees to execute such additional documents and instruments as shall be requested by the Company, including, without limitation, an irrevocable proxy empowering a person designated by the Board to vote the shares underlying the Options and/or the Additional Options. Consultant is aware and agrees that any tax consequences arising from the grant or exercise of any Options and/or Additional Options, from the payment for shares underlying the Options and/or the Additional Options, the subsequent disposition thereof, or from any other event or act (of the Company or any of its affiliates and/or Consultant), shall be borne solely by Consultant. Consultant shall not make any claim against the Company, or any of its officers, directors, employees, subsidiaries, or affiliates related to tax liabilities arising from the Options and/or Additional Options or any other compensation provided in connection with this Agreement.

4.Notwithstanding the foregoing, any unvested portion of the Option and/or the Additional Options shall accelerate and become fully vested and exercisable subject to the occurrence of the following conditions: (A) During the engagement between the Consultant and the Company, the Company consummates a Merger Transaction (as defined below), and (B) at any time during the first twelve (12) months after the closing date of such Merger Transaction, either (i) Consultant’s engagement with the Company (or the surviving entity) is terminated by Company (or the surviving entity) for any reason other than for Cause, or (ii)  Consultant’s engagement with the Company (or the surviving entity) is terminated by Consultant for Good Reason (as defined below).

5.For the purpose hereof :

“Merger Transaction” means any (i) a sale of all or substantially all of the assets of the Company and its subsidiaries taken as a whole; or (ii) a sale of all or substantially all of the shares of the capital stock of the Company whether by a single transaction or a series of related transactions which occur either over a period of 12 months or within the scope of the same acquisition agreement; or (iii) a merger, consolidation or like transaction of the Company with or into another corporation including a reverse triangular merger, but excluding, with respect to each (ii) and (iii), a merger consummated for the purposes of any re-domestication of the Company, share flip, or any other transaction involving the Company in which the shares of the Company outstanding immediately prior to such transaction continue to represent, or are converted into or exchanged for shares that represent, immediately following such transaction, at least a majority, by voting power, of the share capital of the surviving, acquiring or resulting corporation.

“Good Reason” shall mean the termination of the engagement with the Company by the Consultant following: (A) (i) a material and substantial reduction in the Consultant’s compensation terms, not otherwise agreed to in writing by Consultant, which is not applied on a broad basis to all of the Company’s (or the surviving entity) similar seniority or managerial status, (ii) a material reduction in the scope of authority and responsibilities of Consultant not otherwise agreed by Consultant, provided however, that such reduction does not arise in connection with the Merger Transaction and is merely to reflect the Consultant’s customarily adjusted authority and responsibilities within an acquirer's larger organizational structure; and (B) Consultant has voluntarily terminated his engagement with the Company no later than 45 days after the occurrence of such reduction and/or event. Notwithstanding the foregoing, the Consultant will not be entitled to resign for Good Reason without first providing the Company with written notice of the grounds for “Good Reason” within forty-five (45) days of the initial existence of the grounds for Good Reason and the Company fails to reasonably cure such grounds within a reasonable cure period but not less than thirty (30) days following the date of such notice; in addition, the Consultant’s termination of engagement with the Company will not qualify as a termination for Good Reason unless: (i) the grounds for Good Reason

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are not reasonably cured within the cure period specified in the preceding sentence; and (ii) the Consultant’s terminate the engagement within thirty (30) days following the end of such cure period.

●Special Bonuses:

1.Upon the consummation of a Financing Event (as defined below), the Consultant shall be entitled to receive a one-time annual bonus (the “Financing Bonus”), the amount of which shall be determined based on the amount of the Financing Event, as set forth below.

2.For the purpose of the Financing Bonus, a “Financing Event” shall mean a transaction or series of transactions in which the Company raises funds through the issuance and sale of its shares in an aggregated amount of funds raised as specified below.

3.Additionally, the Consultant may be entitled to an additional one-time bonus subject to the Company’s Revenues from Sales, as such term defined below (the “Sales Bonus”), as set forth herein.

4.For the purpose of the Sales Bonus, “Revenues from Sales” shall mean the Company’s actual and guaranteed revenues from sales transactions of Company’s products and/or services to the Company’s customers, as recorded by the Company’s finance department.

5.It is hereby agreed that if the Consultant shall be entitled to a Financing Bonus and/or a Sales Bonus, subject to the terms and conditions set forth below, 50% of each of such bonuses shall be paid in cash (the “Cash Component”), and the remaining 50% shall be granted to Consultant in the form of vested options to purchase ordinary shares of the Company in the amount representing the value of 50% of each relevant bonus (the “Bonus Options”), as further detailed below.

6.The grant of the Bonus Options shall be subject to and upon the approval of the Board and in accordance with and subject to the terms and conditions of the Plan and grant letters to be executed by the Consultant. All Bonus Options shall be fully vested and exercisable upon grant, at an exercise price per share to be determined by the Board. Consultant acknowledges that in connection with the grant of the Bonus Options, Consultant shall be required to and hereby agrees to execute such additional documents and instruments as shall be requested by the Company, including, without limitation, an irrevocable proxy empowering a person designated by the Board to vote the shares underlying the Bonus Options. Consultant is aware and agrees that any tax consequences arising from the grant or exercise of any Bonus Options, from the payment for shares underlying the Bonus Options, the subsequent disposition thereof, or from any other event or act (of the Company or any of its affiliates and/or Consultant), shall be borne solely by Consultant. Consultant shall not make any claim against the Company, or any of its officers, directors, employees, subsidiaries, or affiliates related to tax liabilities arising from the Bonus Options or any other compensation provided in connection with this Agreement.

7.The Financing Bonus Entitlement for 2025-

7.1.In the event that the total amount raised through Financing Events during the calendar year 2025 is at least     6,000,000$, the Consultant shall be eligible for a Financing Bonus in the amount of 20,000$.

7.2.In the event that the total amount raised through Financing Events during the calendar year 2025 is at least 10,000,000$, the Consultant shall be eligible for a Financing Bonus in the amount of 40,000$.

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7.3.In the event that the total amount raised through Financing Events during the calendar year 2025 is at least 15,000,000$, the Consultant shall be eligible for a Financing Bonus in the amount of 60,000$.

7.4.Any amount raised through Financing Events during the calendar year 2025 that exceeds 15,000,000$ (i.e., 15,000,001$ or more) shall be carried forward and included in the total amount raised during the calendar year 2026 for the purpose of calculating the Consultant's Financing Bonus entitlement for such year.

7.5.In the event that the total amount raised through Financing Events during the year 2025 is 20,000,000$ or more, the Consultant shall have the option to choose whether to receive the total amount of the Financing Bonus he is entitled to in cash instead of having the Financing Bonus divided into 50% cash and 50% granted options (and in such event, the number of options shall be determined based on a price per share reflecting the lowest Company valuation in the applicable financing events).

7.6.For the avoidance of doubt, the total Financing Bonus entitlement for the year 2025 shall be determined solely based on the total amount raised through Financing Events during such calendar year according to the thresholds set forth above. The Consultant shall be entitled to a one-time Financing Bonus for the year 2025.

8.The Financing Bonus Entitlement for 2026 -

8.1.In the event that the total amount raised through Financing Events during the calendar year 2026 is at least 10,000,000$, the Consultant shall be eligible for a Financing Bonus in the amount of 20,000$.

8.2.In the event that the total amount raised through Financing Events during the calendar year 2026 is at least 12,500,000$, the Consultant shall be eligible for a Financing Bonus in the amount of 40,000$.

8.3.In the event that the total amount raised through Financing Events during the calendar year 2026 is at least 15,000,000$, the Consultant shall be eligible for a Financing Bonus in the amount of 60,000$.

8.4.In the event that the total amount raised through Financing Events during the year 2026 is 20,000,000$ or more, the Consultant shall have the option to choose whether to receive the total amount of the Financing Bonus he is entitled to in cash instead of having the Financing Bonus divided into 50% cash and 50% granted options (and in such event, the number of options shall be determined based on a price per share reflecting the lowest Company valuation in the applicable financing events).

8.5.For the avoidance of doubt, the total Financing Bonus entitlement for the year 2026 shall be determined solely based on the total amount raised through Financing Events during such calendar year according to the thresholds set forth above. The Consultant shall be entitled to a one-time Financing Bonus for the year 2026.

9.The Sales Bonus Entitlement for 2026 -

9.1.In the event that the Company’s Revenues from Sales, during the period commencing on the Amendment Effective Date and ending on the Calculation Date, meet or exceed a threshold of 3,000,000$, the Consultant shall be eligible for a Sales Bonus in the amount of 60,000$

9.2.In the event that the Company’s Revenues from Sales, during the period commencing on the Amendment Effective Date and ending on the Calculation Date, meet or exceed a threshold of 5,000,000$, the Consultant shall have the option to choose whether to receive the total amount of the Sales Bonus he is

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entitled to in cash instead of having the Sales Bonus divided into 50% cash and 50% granted options (and in such event, the number of options shall be determined based on a price per share reflecting the Company valuation at such time).

9.3.It is hereby clarified that the entitlement to the Sales Bonus shall apply exclusively to the calendar year 2026.

10.Calculation Date - The Financing Bonus for the years 2025 and 2026 and the Sales Bonus for 2026 shall be calculated upon the conclusion of each respective calendar year.

11.Payment Date – the Cash Component shall be paid to Consultant on an annual basis, concurrent with Consultant’s Monthly Fee for the month following the Calculation Date.

12.Such bonus granted to the Consultant (if any) shall not create an entitlement of the Consultant, or obligation upon the Company, to the grant of any additional bonuses.

13.Consultant shall exclusively bear all liability with respect to mandatory deductions that apply under applicable law to any bonus, and the Company shall pay such bonuses after deducting all applicable deductions (including taxes, health insurance tax and national insurance tax).

E.Reimbursement of Expenses: The Company agrees to reimburse the Consultant for any reasonable and necessary expenses incurred by the Consultant in the performance of the Services under this Agreement. This may include but is not limited to, expenses related to travel, accommodation, meals, and other out-of-pocket expenses directly associated with the provision of the Services. All such expenses must be pre-approved in written by the Company, and the Consultant must provide appropriate documentation and receipts in order to receive reimbursement. The specifics of this process, including timelines and methods for reimbursement, will be determined in accordance with the Company's prevailing policies.

F.D&O Insurance: The Company shall include the Consultant under its standard Directors and Officers insurance policy under similar conditions executed with other officers of the Company and shall execute an indemnification agreement under similar conditions executed with other officers of the Company in a similar level.

G.Healthcare Insurance: The Company shall reimburse the Consultant for the actual costs of healthcare insurance for Consultant and its immediate family, up to the lower of the following amounts: (i) 80% of the cost for premium health insurance coverage, or (ii) $25,000 annually. The said reimbursement shall be made based on the actual costs incurred by Consultant, as evidenced by receipts provided to the Company.

H.Days of Absence:  the Monthly Fee includes payment for 22 business days per calendar year during which the Consultant will not provide the Company with Services (the “PTO”). It is hereby clarified that PTO must be communicated and agreed between the Parties. At the end of each calendar month, the Consultant will send the Company a report listing his PTO during the said month. In any event, the Consultant entitlement to PTO will not accumulate and will not transfer from one calendar year to the next.

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Exhibit B

to the Consulting Agreement by and between SpotitEarly Inc. and Consultant (the “Consulting Agreement”)

THIS NON-COMPETITION, PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT (“Agreement”) is attached to Consultant’s consulting agreement with the Company and made effective by and between SpotitEarly Inc., (the “Company”) and Shlomi Madar (Passport No 24449241) (the “Consultant”) as of the first day of engagement between the parties by and among Company and Consultant as of the Effective Date. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Consulting Agreement.

In consideration for, as a condition and part of the Consultant’s engagement with the Company (for no additional consideration or compensation), it is hereby agreed as follows:

5.1.Confidential Information.

5.2.Definition. For the purpose of this Agreement:

5.2.1.For the purpose of this Agreement, unless the context otherwise requires (and except for the purposes of Section 2.2 below), the term “Company” shall also include all direct and indirect existing and future subsidiary, parent or related entity of the Company.

5.2.2.“Confidential Information” means any proprietary or confidential data and/or information, in any form or media, that Consultant receives, obtains or otherwise acquires or gains access to during or in connection with Consultant’s engagement with the Company (whether before or after the date of this Agreement), which pertains to the Company or any of its businesses, clients, customers, employees, shareholders, business partners, licensees, licensors, vendors or affiliates. Confidential Information includes without limitation Company Intellectual Property (as defined below), or any part thereof, as well as any data and/or information that, given the nature of such data and/or information or the circumstances of its disclosure or receipt, is or should reasonably be considered as confidential.

5.2.3.Confidential Information shall not include any information that (i) is in the public domain at the time of disclosure, (ii) subsequently has entered the public domain other than by breach of Consultant’s obligations hereunder or by breach of another person’s or entity’s confidentiality obligations, or (iii) is shown by written dated evidence to have been known by Consultant prior to disclosure to Consultant in connection with his engagement with the Company, not as a result of a breach of any obligation owed to the Company or any other third party.

5.3.Confidentiality. Except as herein provided, Consultant agrees that during and after termination of Consultant’s engagement with the Company, Consultant (i) shall keep Confidential Information confidential and shall not directly or indirectly, use, divulge, publish or otherwise disclose or allow to be disclosed any aspect of Confidential Information without the Company’s prior written consent; (ii) shall refrain from any action or conduct which might compromise the confidentiality or proprietary nature of the Confidential Information; and (iii) shall follow Company’s instructions provided from time to time regarding the use and handling of Confidential Information. Consultant will take all reasonable precautions to prevent any unauthorized use of disclosure of the Confidential Information.

5.4.Ownership. Consultant acknowledges and agrees that all right, title and interest in and to Confidential Information and all materials containing Confidential Information are and shall remain, at all times, the sole and exclusive property of the Company.

5.5.Proprietary Information of Third Parties.

5.5.1.Consultant agrees that he/she has not and will not, during the term of the engagement, improperly use, disclose or bring onto the premises or systems of the Company any proprietary information or trade secrets of any former employer or other person or entity with which Consultant has an agreement or duty to keep in confidence information acquired by Consultant, if any, unless with the prior written approval of the Company and such employer, person or entity.

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5.5.2.Consultant recognizes that the Company may have received, and in the future may receive, from third parties their confidential or proprietary information subject to Company’s undertaking to maintain the confidentiality of such information and to use it only for certain limited purposes. Consultant agrees that he/she owes the Company and such third parties, during Consultant’s engagement with the Company and anytime thereafter, a duty to hold all such third party confidential or proprietary information at least in accordance with the provisions set forth hereunder in connection with Confidential Information of the Company, and to use such third party confidential or proprietary information strictly for the limited purposes and in the manner permitted hereunder.

5.6.Return of Confidential Material. Upon Company’s request or upon termination of the Consultant’s engagement with the Company for any reason, Consultant agrees to promptly surrender and deliver to Company all materials and data of any nature or media pertaining to any Confidential Information or to Consultant’s engagement. Consultant will not retain or take any tangible or electronic materials or data, containing or pertaining to any Confidential Information. If required by the Company, Consultant will certify in writing that he/she complied with the requirements of this Section 1.5.

6.      Ownership of Intellectual Property.

6.1.Definitions. For the purpose of this Agreement:

6.1.1.“Intellectual Property” means proprietary or intellectual property rights, including without limitation copyrights, inventions, discoveries, patents, designs, trademarks, whether or not registered or capable of being registered, original ideas, trade secrets, source and object code, algorithms, formulae, materials, methods, processes, procedures, any derivatives,  improvements and enhancements of the foregoing, and all rights corresponding to the foregoing throughout the world including all rights to sue for and receive remedies against past, present and future infringements of any and all of the foregoing;

6.1.2.“Prior Inventions” means the Intellectual Property made or conceived by or belonging to Consultant that that (i) was developed by Consultant prior to Consultant’s engagement with the Company, (ii) relates to Company’s actual or proposed business, operations, products or research and development, and (iii) is not assigned to Company hereunder; and

6.1.3.“Open Source” means any software or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, MIT Licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL), materials licensed under any Creative Commons license and the Apache License).

6.2.Assignment of Intellectual Property. Consultant hereby irrevocably assigns and transfers to Company, for no additional consideration, Consultant’s entire right, title and interest in and to all the Intellectual Property authored, developed, created, made, conceived or reduced to practice by Consultant, whether solely or jointly with others, during the period of Consultant’s engagement with Company (including after hours, on weekends or during vacation time), that either (i) relate in any manner to the actual or demonstrably anticipated business or proposed business, work, or research and development of Company (ii) is developed in whole or in part on Company’s time or using Company’s equipment, supplies, facilities or Confidential Information, or (iii) result from or are suggested by any task assigned to Consultant or any work performed by Consultant for or on behalf of Company or in connection with  Consultant’s duties and responsibilities in the scope of his/her engagement with Company (“Company Intellectual Property”). Consultant agrees that this assignment includes a present assignment to Company of ownership with respect to Company Intellectual Property that is not yet in existence.

6.3.Without derogating from the aforementioned Consultant further acknowledges that Company Intellectual Property is “works made for hire,” and shall be owned solely by the Company. Furthermore, without derogating from the aforementioned, Consultant hereby acknowledges and declares that the compensation provided to Consultant under the Consulting Agreement constitutes the entire compensation to which Consultant is entitled to and includes any and all consideration with respect to the Company Intellectual Property developed by Consultant.

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6.4.Consultant hereby explicitly and irrevocably waives (i) any interest, claim or demand with respect to any consideration, compensation or royalty payment in connection with Company Intellectual Property and/or the assignment thereof, including, but not limited to a any claims for consideration, compensation or royalty under any law of any applicable jurisdiction  (including, to the extent applicable or found by any competent court or tribunal despite the Parties’ agreement hereunder irrevocably waives any right to receive remuneration or royalty for “Service Inventions” under Section 134 of the Israeli Patents Law 1967); (ii) any Moral Rights, artists’ rights, or any other similar rights worldwide that he/she has at any time with respect to Company Intellectual Property. “Moral Rights” as used herein shall also mean the rights of an author under Section 45 of the Israeli Copyright Law, 2007, or any other similar provision under any law of any applicable jurisdiction, including the right of the author to be known as the author of his/her work; to prevent others from being named as the author of his/her work; to prevent others from making deforming changes in his/her work in a manner that reflects negatively on his/her professional standing, his/her goodwill or dignity.

6.5.Prior Inventions. Consultant hereby acknowledges that, if in the course of Consultant’s engagement with Company, Consultant incorporates into a Company product, process, service or software a Prior Invention owned by Consultant or in which Consultant has an interest, Company is hereby granted and shall have a fully paid, nonexclusive, royalty-free, unlimited, irrevocable, perpetual, worldwide, transferable and sub-licensable right and license to make, have made, modify, create derivative works, reproduce, use, offer to sell use, sell, sublicense and otherwise distribute such Prior Invention (as may be improved or enhanced by or for Company) and in the event of copyrightable materials, copy, distribute, publicly perform, publicly display, make derivative works thereof, and sublicense such copyrightable materials, as part of or in connection with such Company product, process, service or software.

6.6.Disclosure of Intellectual Property. Consultant agrees that in connection with Intellectual Property and/or which Consultant, solely or jointly with others, conceives, develops or reduces to practice during the period of Consultant’s engagement with the Company (including after hours, on weekends or during vacation time) whether or not Consultant believes that such Intellectual Property is Company Intellectual Property , Consultant shall, as customary or required by the Company, keep and maintain adequate and accurate records, and shall promptly disclose such Intellectual Property to Company, through Consultant’s immediate supervisor at Company or another Company designee (and if requested by the Company shall also reduce to writing and adequately describe all such Intellectual Property), in order to permit Company to claim its rights under this Agreement.

6.7.Consultant’s Assistance.

6.7.1.Consultant agrees to assist Company, or its designee, at Company expense, in every proper way to secure Company rights in the Company Intellectual Property and in any and all countries, including (a) the disclosure to Company of all pertinent information and data with respect thereto; (b) the execution of all assignments, applications, specifications, oaths, and other instruments that Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to Company, its successors, assigns, and nominees the sole and exclusive rights, title and interest in and to such Company Intellectual Property.

6.7.2.Consultant’s obligations hereunder, to the extent that it is in Consultant’s power to do so, shall continue after the termination of Consultant’s engagement with Company for any reason. If Company is unable because of Consultant’s mental or physical incapacity or for any other reason to secure Consultant’s signature on any instrument, required at Company’s discretion in order to apply for, pursue or maintain any application for Intellectual Property rights (including patents or copyright registrations) covering and embodying any Company Intellectual Property, then Consultant hereby irrevocably designates and appoints Company and its duly authorized officers and agents (at its discretion) as Consultant’s agent and attorney-in-fact, to act for and in Consultant’s behalf to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and/or protection or maintenance.

6.8.Other Obligations.

6.8.1.Consultant acknowledges that the Company from time to time may have agreements with other persons or with the government authorities, or agencies thereof, that impose obligations or restrictions on Company regarding Intellectual Property made during the course of work thereunder or regarding the confidential nature of such work.  Consultant agrees to be bound by the Company’s instructions or policies, and take necessary actions to assist Company in complying with its obligations thereunder.

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6.8.2.Consultant further agrees and undertakes that any and all work performed by him shall not infringe upon, misappropriate or use in an unauthorized manner any copyright, patent, trademark, trade secret or other confidential or proprietary information or intellectual property of any third party, including, without limitation, any current or former employer of Consultant.

6.9.Open Source Software.

6.9.1.To the extent Intellectual Property or any other work product provided or generated by Consultant includes any software, computer code and/or firmware, any such Intellectual Property or work product shall not incorporate or include any Open Source, unless explicitly permitted under the Company’s Open Source policy and/or instructions. Further, all other use of Open Source materials in connection with Consultant’s engagement shall be in accordance with the Company’s Open Source policy.

6.9.2.Intellectual Property and any other work product provided or generated by Consultant shall on delivery be free of viruses, malicious code, time bombs, Trojan horses, back doors, drop dead devices, worms, or other code of any kind that may disable, erase, display any unauthorized message, permit unauthorized access, automatically or remotely stop software, code and/or firmware from operating, or otherwise impair the services, deliverables, inventions or work product or the Company network or any part thereof.

7.      Non-Competition and Non-Solicitation

     During the term of Consultant’s engagement with the Company and for a period of twelve (12) months thereafter, Consultant will not, directly or indirectly, (i) engage whether as an employee, independent contractor, partner, joint venture, shareholder, investor, director, consultant or otherwise, in any business or activity, all over the world, which is in the field of detection     of cancer or cancer related illness or symptoms with Canines, or its technology, products, and services incorporates, in any manner in the utilization of sniffer mammals for the purpose of detection     of cancer or cancer related illness or symptoms by canines, (ii) solicit, induce, recruit or encourage any of the Company's personnel to leave their employment, or take away such personnel, or attempt to solicit, induce, recruit, encourage or take away personnel of the Company, and/or their affiliates, either for the Consultant or for any other person or entity; nor (iii) offer, solicit, interfere with and/or endeavor to entice away from Company, and/or any of its affiliates, any person, firm or company with whom Company and/or any of its affiliates shall have any contractual and/or commercial relationship as, consultant, licenser, joint venture, supplier, customer, distributor, agent or contractor of whatsoever nature, existing or under negotiation on or twelve (12) months prior to the termination of its/his/her engagement with the Company.

8.      Breach of Obligations

8.1.Consultant is aware that a breach of his/her obligations as detailed under this Agreement, or part of them, will cause the Company or the Company’s affiliates serious and irreparable damage, and that no financial compensation can be an appropriate remedy to such damage. Therefore, Consultant agrees, that if such a breach occurs, the Company, any of the Company’s affiliates or any of their designee(s) shall be entitled (without limiting other remedies if available under the law or hereunder) to take all legal means necessary and any injunctive relief as is necessary to restrain any continuing or further breach of this Agreement.

9.       Acknowledgements and Declarations

         Consultant hereby declares and acknowledges that:

9.1.Consultant's confidentiality and non-competition obligations under this Agreement are fair, reasonable, and proportional, especially in light of the Compensation Consultant receives under the Consulting Agreement to which this Agreement is attached, and are designed to protect the Company’s and the Company affiliates’ secrets and their confidential information, which constitute the essence of their protected business and commercial advantage in which significant capital investments were made.

9.2.Any breach of Consultant's obligations under this Agreement shall contradict the nature of the special trust and loyalty between Consultant and the Company, the fair and proper business practices and the duty of good faith and fairness between the parties. Any such breach shall harm the Company and/or the Company affiliates and shall constitute a material breach of this Agreement and the Consulting Agreement to which this Agreement is attached.

9.3.Consultant's obligations under this Agreement and the restricted period of time and geographical area specified herein are reasonable and proportional, and do not prevent Consultant from developing his/her general knowledge and professional expertise in the area of his/her business, without infringing on or breaching any of the Company’s rights.

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10.     Miscellaneous

10.1.Governing Law; Consent to Personal Jurisdiction.  This Agreement will be governed by the laws of the State of New York, without regard to the choice of law provisions thereof.  Consultant hereby expressly consents to the personal jurisdiction of the courts located in New Jersey, for any lawsuit arising from or relating to this Agreement.

10.2.Assignment.  The undertakings set forth herein may be assigned by the Company. Consultant may not assign or delegate his/her duties under this Agreement without the Company’s prior written approval. This Agreement shall be binding upon Consultant's heirs, successors and permitted assignees.

10.3.Counterparts. This Agreement may be signed in two counterparts, each of which shall be deemed an original and both of which shall together constitute one and the same instrument.

10.4.Entire Agreement. This Agreement constitutes the full and complete agreement between the parties and supersedes any and all agreements or understandings, whether written or oral, concerning the subject matter of this Agreement, and may only be amended by a document signed by both parties.

10.5.Severability. If any provision of this Agreement is found to be invalid or unenforceable by a court of competent jurisdiction, such provision shall be automatically adjusted to the minimum extent necessary for validity or enforceability. In any event, the remaining terms and provisions of this Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

Name:	_____________	Name:	Shlomi Madar

Title:	_____________	Signature:	/s/ Shlomi Madar

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